UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
REPURCHASE SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ________to________

Commission file number 1-10258

          A.          Full title of the plan and the address of the plan, if different from that of the issuer named below:

TREDEGAR CORPORATION
RETIREMENT SAVINGS PLAN

          B.          Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Tredegar Corporation
1100 Boulders Parkway
Richmond, Virginia 23225

REQUIRED INFORMATION

          See Appendix 1.

SIGNATURES

           The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TREDEGAR CORPORATION
RETIREMENT SAVINGS PLAN

	By:	/s/ McAlister C. Marshall, II

McAlister C. Marshall, II
Employee Savings Plan Committee
Date: June 28, 2007

Appendix 1

Tredegar Corporation Retirement
Savings Plan

FINANCIAL REPORT
DECEMBER 31, 2006 AND 2005

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-10

SUPPLEMENTARY INFORMATION

Schedule H, Line 4i- Schedule of Assets (Held at End of Year)-Schedule I	11

EXHIBITS

Consent of Independent Registered Public Accounting Firm	12

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

To the Plan Administrator
Tredegar Corporation Retirement Savings Plan
Richmond, Virginia

We have audited the accompanying statements of net assets available for benefits of the Tredegar Corporation Retirement Savings Plan (Plan) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of assets held at end of year is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PKF Witt Mares, PLC

Richmond, Virginia
June 22, 2007

FINANCIAL STATEMENTS

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Statements of Net Assets Available for Benefits
December 31, 2006 and 2005

	2006	2005
ASSETS

Investments:
Money market funds	$407,525	$227,044
Common stock	58,133,182	37,631,762
Actively managed commingled funds	53,426,568	46,924,539
Loans to participants	1,267,729	1,360,095

Total investments	113,235,004	86,143,440

Receivables:
Participants’ contributions	142,006	—
Employer contribution	55,846	—
Accrued interest and dividends	107,476	117,883
Due from broker for securities sold	—	94,499

Total receivables	305,328	212,382

Total assets	113,540,332	86,355,822

LIABILITIES

Accrued administrative fees	2,232	2,183
Due to broker for securities purchased	317,838	87,548

Total liabilities	320,070	89,731

Net assets available for benefits	$113,220,262	$86,266,091

See accompanying notes.

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2006 and 2005

	2006	2005

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income (loss):
Interest	$99,816	$86,158
Dividends	445,405	473,258
Net appreciation (depreciation) in fair value of investments	32,746,996	(19,033,542)

Total investment income (loss)	33,292,217	(18,474,126)

Contributions:
Employer	2,140,778	2,323,581
Participant	5,234,613	5,544,438
Rollover	68,299	51,108

Total contributions	7,443,690	7,919,127

Total additions	40,735,907	(10,554,999)

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Administrative expenses	40,493	23,119
Benefits paid to participating employees	13,741,243	11,048,754

Total deductions	13,781,736	11,071,873

NET INCREASE (DECREASE)	26,954,171	(21,626,872)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	86,266,091	107,892,963

End of year	$113,220,262	$86,266,091

See accompanying notes.

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2006 and 2005

NOTE 1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Tredegar Corporation (Tredegar), which engages directly or through subsidiaries in plastics and aluminum businesses, is a Virginia corporation. The Tredegar Corporation Retirement Savings Plan (Plan) was adopted by the Board of Directors of Tredegar on June 14, 1989 and the Plan was effective as of July 1, 1989.

The Plan is subject to Titles I, II and III and is exempt from Title IV of the Employee Retirement Income Security Act of 1974 (ERISA). Title IV of ERISA provides for federally sponsored insurance for plans that terminate with unfunded benefits. No such insurance is provided to participants in this Plan; however, because the benefits that participants are entitled to receive are always equal to the value of their account balances, the Plan is always fully funded. The value of a participant’s account may change from time to time. Each participant assumes the risk of fluctuations in the value of his or her account.

The accompanying financial statements of the Plan have been prepared in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Security Valuation

Investments are stated at fair value determined as follows:

Money market funds - market price which is equivalent to cost

Common stock - last published sale price on the New York Stock Exchange

Actively managed commingled funds - provided in the audited annual report of the Frank Russell Trust Company

(Continued)

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2006 and 2005

NOTE 1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Concluded)

Security Transactions and Related Investment Income

Security transactions are accounted for on the trade date and dividend income is recorded as earned on the ex-dividend date. Interest income is recorded as earned on the accrual basis. In determining the realized net gain or loss on securities sold, the cost of securities is determined on an average cost basis. The Plan presents in the statements of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of investments, which consists of the realized gains or losses and the change in unrealized appreciation (depreciation) on those investments.

Payment of Benefits

Benefits are recorded when paid.

NOTE 2.	DESCRIPTION OF PLAN

The Plan is a defined contribution plan. Information regarding plan benefits and vesting is provided in the Plan and related documents, which are available at Tredegar’s main office at 1100 Boulders Parkway, Richmond, Virginia.

NOTE 3.	CONTRIBUTIONS AND INVESTMENT OPTIONS

As of December 31, 2006 and 2005, there were 2,073 and 2,046 individuals, respectively, participating in the Plan. As of December 31, 2006 and 2005, 2,455 and 2,052 individuals, respectively, were eligible to participate in the Plan.

Participants may contribute a percentage of his or her base pay (as defined) ranging from a minimum of 1% to a maximum of 15%. The contribution paid on behalf of the participant by Tredegar is generally 50% of each nonrepresented participant's contribution up to 10%. See Note 11 for changes effective January 1, 2007. Contributions made by Tredegar are invested in the Tredegar Corporation Common Stock Fund.

Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers Tredegar stock and nine (9) actively managed commingled funds as investment options to participants.

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2006 and 2005

NOTE 4.	INVESTMENTS

The following table presents the fair value of investments as of December 31, 2006 and 2005.

	2006 (1)	2005 (1)

Money market funds - Russell Trust Company Short-Term Investment Fund	$407,525	$227,044

Investments at fair value as determined by quoted market price:
Common stock:
Tredegar Corporation	58,133,182	37,631,762

Actively managed commingled funds (2):
Russell Investment Contract Fund, Class C	6,467,091	5,608,578
Russell Global Balanced Fund, Class C	6,142,271	6,746,337
Russell Equity I Fund, Class G	11,370,067	10,507,694
Russell Small Capitalization Fund, Class D	6,079,167	5,237,763
Russell Fixed Income I Fund, Class B	2,685,040	3,064,013
Russell Domestic Conservative Balanced Fund, Class B	2,921,962	2,620,455
Russell Aggressive Balanced Fund, Class B	4,814,049	3,880,178
Russell 1000 Index Fund, Class A	7,281,291	6,071,604
Russell All International Markets Fund, Class B	5,665,630	3,187,917

	53,426,568	46,924,539

Loans to participants	1,267,729	1,360,095

Total investments	$113,235,004	$86,143,440

(1) Investments are carried in the statements of net assets available for benefits at fair value.

(2) Investment values are based on the audited annual report of the Frank Russell Trust Company.

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2006 and 2005

Note 4.	INVESTMENTS (CONCLUDED)

During the years ended December 31, 2006 and 2005, the Plan’s investment portfolio (including investments bought, sold and held during the year) appreciated (depreciated) in value by $32,746,996 and $(19,033,542) as follows:

	2006	2005

Investments at fair value as determined by quoted market price:
Common stock	$26,947,433	$(21,815,704)

Investments at fair value as determined in the audited annual report of the Frank Russell Trust Company:
Actively managed commingled funds	5,799,563	2,782,162

Net change in fair value	$32,746,996	$(19,033,542)

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2006 and 2005

NOTE 5.	NONPARTICIPANT–DIRECTED INVESTMENTS

Information about the net assets available for benefits and significant components of the changes in net assets relating to the Tredegar Corporation common stock fund is listed below. All employer contributions are nonparticipant-directed and are invested in the Tredegar Corporation common stock fund. All participant and rollover contributions are participant-directed. All other components listed below are a blend of participant-directed and nonparticipant-directed information.

	2006	2005
Net assets available for benefits:
Money market funds	$396,687	$210,039
Common stock	58,133,182	37,631,762
Accrued interest and dividends	106,743	117,706
Accrued expenses	(2,232)	(2,183)

	$58,634,380	$37,957,324

Changes in net assets available for benefits:
Additions to net assets attributed to:
Investment income (loss):
Interest	$36,954	$36,073
Dividends	445,405	473,258
Net appreciation (depreciation) in fair value of investments	26,947,433	(21,815,704)

	27,429,792	(21,306,373)

Contributions:
Employer	2,140,778	2,323,581
Participants’	867,063	1,133,790
Rollover	—	10,048

	3,007,841	3,467,419

Total additions	30,437,633	(17,838,954)

Deductions from net assets attributed to:
Administrative expenses	20,198	16,029
Benefits paid to participating employees	5,152,895	4,381,503
Transfers to participant-directed investments	4,587,482	938,848

Total deductions	9,760,575	5,336,380

Net increase (decrease)	20,677,058	(23,175,334)
Net assets available for benefits:
Beginning of year	37,957,322	61,132,658

End of year	$58,634,380	$37,957,324

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2006 and 2005

NOTE 6.	FEDERAL INCOME TAXES

The Internal Revenue Service has determined and informed Tredegar by a letter dated September 7, 2001, that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan’s administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the plan’s financial statements.

NOTE 7.	ADMINISTRATIVE EXPENSES

The Plan is responsible for all trustee and investment management fees. Tredegar pays for all other administrative expenses up to an annual limit of $75,000. Any expenses in excess of this limit are paid by the Plan.

NOTE 8.	FORFEITURES

Employees who leave Tredegar before becoming fully vested in Tredegar contributions forfeit the value of the nonvested portion of the Tredegar contribution account. Forfeitures are applied against Tredegar’s contributions throughout the year. Forfeitures were $87,000 and $42,166 for the years ended December 31, 2006 and 2005, respectively.

NOTE 9.	PLAN TERMINATION

Although it has not expressed any intent to do so, Tredegar has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their employer contributions.

NOTE 10.	RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Tredegar Corporation Retirement Savings Plan
Notes to Financial Statements
December 31, 2006 and 2005

NOTE 11.	SUBSEQUENT EVENT

Effective January 1, 2007, participants with at least three years of service that have any existing company matching funds as of December 31, 2006 may transfer a portion of their balances in the company matching funds once per month as follows: a maximum of up to 33% of existing units can be transferred during 2007, up to 66% in 2008, and up to 100% in 2009. If the participants are age 55 with at least three years of service, they may transfer all or any part of their company matching account on a monthly basis. (One year of service is defined as 1,000 or more hours worked in a calendar year.)

Company matching contributions made after January 1, 2007 (“Post-2006 Match”) will be invested in company stock, and participants may continue to keep their match in Tredegar stock. However, if participants have at least three years of service, they will be able to transfer the Post-2006 Match to other funds on a monthly basis.

Effective January 1, 2007, participants who are not subject to a collectively bargained agreement are no longer eligible to elect to contribute on an after-tax basis. Additionally, the company match contribution is $1.00 for every $1.00 a participant contributes. The match is calculated based upon the first 5% of a participant’s contributions each payroll period. However, for calendar years 2007 and 2008, the match will be calculated based upon the first 6% a participant contributes each payroll period.

Also effective January 1, 2007 for an employee not subject to a collectively bargained agreement, if an employee works at least one hour in 2007, he or she will be fully vested in the company’s matching contributions. The vesting of former employees will not be affected by this change. Employees hired on or after January 1, 2007 will automatically be enrolled in the retirement savings plan at a three percent contribution level unless they choose to contribute more or less. The default investment fund is the Russell Domestic Conservative Balanced Fund.

SUPPLEMENTARY INFORMATION

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)-Schedule I
December 31, 2006
EIN: 54-1497771 PN: 002

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value

	Russell Trust Company Short-Term Investment Fund	407,524 units	$407,525	$407,525
*	Tredegar Corporation common stock	2,571,127 shares	19,190,388	58,133,182
	Russell Investment Contract Fund, Class C	454,884 units	**	6,467,091
	Russell Global Balanced Fund, Class C	399,107 units	**	6,142,271
	Russell Equity I Fund, Class G	1,077,731 units	**	11,370,067
	Russell Small Capitalization Fund, Class D	410,200 units	**	6,079,167
	Russell Fixed Income I Fund, Class B	166,876 units	**	2,685,040
	Russell Domestic Conservative Balanced Fund, Class B	204,906 units	**	2,921,962
	Russell Aggressive Balanced Fund, Class B	303,151 units	**	4,814,049
	Russell 1000 Index Fund, Class A	587,675 units	**	7,281,291
	Russell All International Markets Fund, Class B	269,535 units	**	5,665,630
*	Participant loans	300 loans 5.00% - 10.50%	– 0 –	1,267,729

	Total investments			$113,235,004

*party-in-interest

** cost omitted for participant-directed investments